SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-267160, 333-279017, 333-280391, 333-283273) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 13, 2025, the Company issued a press release announcing the next stage in realizing its comprehensive transformation plan and development of its continuous glucose monitoring (“CGM”) technology with the appointment of Barclays Capital Inc. as its exclusive financial advisor to support its ongoing strategic realignment.

A copy of the press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1
Trinity Biotech announces next stage in realizing its comprehensive transformation plan and development of its continuous glucose monitoring (“CGM”) technology with the appointment of Barclays Capital Inc. (“Barclays”) as its exclusive financial advisor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date: March 13, 2025